===============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                         ____________________________

                                 Schedule TO/A
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    Of the Securities Exchange Act of 1934
                               (Amendment No. 1)
                         ____________________________

                            Rare Medium Group, Inc.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))
                         ____________________________
                    Common Stock, par value $0.01 per share
                        (Titles of Class of Securities)
                         ____________________________
                                   75382N208
                     (CUSIP Number of Class of Securities)
                         ____________________________

                             Robert C. Lewis, Esq.
             Senior Vice President, General Counsel and Secretary
                            Rare Medium Group, Inc.
                        19 West 44th Street, Suite 507
                           New York, New York 10036
                                (212) 730-7540
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Persons)
                         ____________________________

                                   Copy To:

                          Gregory A. Fernicola, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                           CALCULATION OF FILING FEE
===============================================================================
     Transaction Valuation*                      Amount of Filing Fee**+
-------------------------------------------------------------------------------
       $2,500,000                                      $203.00
===============================================================================
* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 2,500,000 shares of common stock of Rare Medium Group, Inc. at the tender offer price of $1.00 per share of common stock.
** The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, equals 0.0000809 of the transaction valuation.
+     This amount has previously been paid.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: Not Applicable      Filing Party: Not Applicable
      Form or Registration No.:  Not Applicable   Date Filed: Not Applicable

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|    third-party tender offer subject to Rule 14d-1.
|x|    issuer tender offer subject to Rule 13e-4.
|_|    going-private transaction subject to Rule 13e-3.
|_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

===============================================================================

         Rare Medium Group, Inc., a Delaware corporation ("Rare Medium" or the "Company"), hereby amends the Tender Offer Statement on Schedule TO, originally filed on March 13, 2003 (the "Schedule TO") with respect to Rare Medium's offer to purchase shares of its voting common stock, $0.01 par value per share (the "Common Stock"). Rare Medium is offering to purchase up to 2,500,000 shares at a price of $1.00 per share, net to the seller in cash, without interest. Rare Medium's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2003 ("Offer to Purchase") and in the related Letter of Transmittal ("Letter of Transmittal") which, as amended or supplemented from time to time, together constitute the offer. The Schedule TO, as amended hereby, is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934.

         Capitalized terms used and not defined herein have the meaning given to them in the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Cover Page to the Schedule TO

         The cover page to the Schedule TO is hereby amended to reflect the current CUSIP number for the Common Stock. On July 18, 2002, the Company effected a one for ten reverse stock split (the "Reverse Stock Split"), upon the effectiveness of which the CUSIP number for the Common Stock was changed to 75382N208 from 75382N109. The cover page to the Schedule TO initially filed on March 13, 2003 inadvertently set forth the CUSIP number for the Common Stock as in effect prior to the Reverse Stock Split. The cover page to this amendment to the Schedule TO correctly sets forth the CUSIP number for the Common Stock as currently in effect.

ITEMS 1, 2 AND 4

Offer to Purchase

         The information set forth in the Offer to Purchase, which is incorporated by reference into Items 1, 2 and 4 of the Schedule TO, is hereby amended and supplemented as follows:

         (1) The cover page of the Offer to Purchase is hereby amended by amending and restating the third sentence of the second paragraph of such cover page to read as follows:

                     "Shares not purchased in the offer will be returned promptly following the Expiration Date (as defined in Section 1)."

         (2) The cover page of the Offer to Purchase is hereby amended by amending and restating the first sentence of the fourth paragraph of such cover page to read as follows:

                     "The Common Stock is not listed on a national securities exchange or Nasdaq; however, price quotations for the Common Stock are available on the Over-The-Counter Bulletin Board."

         (3) The second sentence in the answer to the question "How much will Rare Medium pay me for my shares and in what form of payment? (Page 9)" in the section titled "Summary Term Sheet" is hereby amended and restated to read as follows:

                     "We will make this payment promptly after the expiration of the offer period and determination of the proration factor."

         (4) The first sentence in the section titled "Forward-Looking Statements" is hereby amended and restated to read as follows:

                     "This Offer to Purchase, including the Summary Term Sheet, the Introduction, Section 2, Section 10, Section 12 and Section 17 contains forward-looking statements."

         (5) The third sentence of the second paragraph of the section titled "Introduction" is hereby amended and restated to read as follows:

                     "Shares not purchased in the offer will be returned promptly following the Expiration Date (as defined in Section 1)."

         (6) The first sentence in the ninth paragraph of the section titled "Introduction" is hereby amended and restated to read as follows:

                     "The Common Stock is not listed on a national securities exchange or Nasdaq; however, price quotations for the Common Stock are available on the Over-The-Counter Bulletin Board."

         (7) The third sentence of the fourth paragraph of the section titled "Number of Shares; Purchase Price Proration" is hereby amended and restated to read as follows:

                     "All shares tendered and not purchased pursuant to the offer, including shares not purchased because of proration or conditional tenders, will be returned to the tendering stockholders at Rare Medium's expense promptly following the Expiration Date."

         (8) The first sentence in the subsection titled "Proration" of the section titled "Number of Shares; Purchase Price Proration" is hereby amended and restated to read as follows:

                     "If proration of tendered shares is required, we will determine the proration factor promptly following the Expiration Date."

         (9) The fourth sentence in the subsection titled "Proration" of the section titled "Number of Shares; Purchase Price Proration" is hereby amended and restated to read as follows:

                     "The preliminary results of any proration will be announced by press release promptly after the Expiration Date."

         (10) The subsection titled "Return of Unpurchased Shares" in the section titled "Procedures for Tendering Shares" is hereby amended and restated to read as follows:

                     "Return of Unpurchased Shares. If any tendered shares are not purchased, or if less than all shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the offer or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder."

         (11) The third sentence in the subsection titled " Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects" of the section titled "Procedures for Tendering Shares" is hereby amended and restated to read as follows:

                     "Rare Medium also reserves the absolute right to waive any of the conditions of the offer with respect to all tendered shares and the Company's interpretation of the terms of the offer will be final and binding on all parties. Rare Medium also reserves the absolute right to waive any defect or irregularity with respect to any particular shares or any particular stockholder."

         (12) The first sentence of the first paragraph of the section titled "Purchase of Shares and Payment of Purchase Price" is hereby amended and restated to read as follows:

                     "Promptly following the Expiration Date, Rare Medium will accept for payment and pay for (and thereby purchase) up to 2,500,000 shares (or such greater number of shares as the Company may elect to purchase in compliance with
                     Section 15) properly tendered and not properly withdrawn before the Expiration Date."

         (13) The second paragraph of the section titled "Purchase of Shares and Payment of Purchase Price" is hereby amended and restated to read as follows:

                     "Rare Medium will accept for payment and pay the $1.00 per share purchase price for all of the shares accepted for payment pursuant to the offer promptly after the Expiration Date. In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made promptly but only after timely receipt by the Depositary of certificates for shares, or of a timely Book-Entry Confirmation of shares into the Depositary's account at DTC, and a properly completed and duly executed Letter of Transmittal, or manually signed facsimile of the Letter of Transmittal, and any other required documents."

         (14) The first sentence of the fourth paragraph of the section titled "Purchase of Shares and Payment of Purchase Price" is hereby amended and restated to read as follows:

                     "In the event of proration, Rare Medium will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date."

         (15) The third sentence of the fourth paragraph of the section titled "Purchase of Shares and Payment of Purchase Price" is hereby amended and restated to read as follows:

                     "Certificates for all shares tendered and not purchased due to proration or conditional tenders, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant who delivered the shares, to the tendering stockholder at Rare Medium's expense promptly after the Expiration Date or termination of the offer without expense to the tendering stockholders."

         (16) The last sentence in the second paragraph of the section titled "Conditional Tender of Shares" is hereby amended and restated to read as follows:

                     "All shares tendered by a stockholder subject to a conditional tender pursuant to the Letter of Transmittal or Notice of Guaranteed Delivery and regarded as withdrawn as a result of proration will be returned promptly after the Expiration Date."

         (17) The last sentence in the third paragraph of the section titled "Conditional Tender of Shares" is hereby amended and restated to read as follows:

                     "After first accepting all unconditional tenders in their entirety, Rare Medium, in selecting among the conditional tenders, will select by lot treating all tenders by a particular taxpayer as a single lot and will limit its purchase in each case to the designated minimum of shares to be purchased."

         (18) The first paragraph in the section titled "Conditions of the Offer" is hereby amended and restated to read as follows:

                     "Notwithstanding any other provision of the offer, Rare Medium will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules under the Exchange Act, if at any time on or after the commencement of the offer and before the Expiration Date any of the following events have occurred (or have been determined by Rare Medium to have occurred) that, in the Company's reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any action or omission to act by Rare Medium), makes it inadvisable to proceed with the offer or with acceptance for payment:"

         (19) The fourth subparagraph under the second bullet point in the section titled "Conditions of the Offer" is hereby amended and restated to read as follows:

                     "(4) materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of Rare Medium and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the offer to Rare Medium (See Section 2);"

         (20) The third subparagraph under the third bullet point in the section titled "Conditions of the Offer" is hereby amended and restated to read as follows:

                     "(3) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, other than the recent U.S. military operations staged in Iraq;"

         (21) The fifth subparagraph under the third bullet point in the section titled "Conditions of the Offer" is hereby amended and restated to read as follows:

                      "(5) any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in the reasonable judgment of Rare Medium, a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole; or"

         (22) The last paragraph in the section titled "Conditions of the Offer" is hereby amended and restated to read as follows:

                     "The conditions referred to above are for the sole benefit of Rare Medium and may be asserted by the Company regardless of the circumstances (other than any action or omission to act by Rare Medium) giving rise to any condition, and may be waived by Rare Medium, in whole or in part, at any time and from time to time in its reasonable discretion. The Company's failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. However, once the offer has expired, then all of the conditions to the offer, other than those requiring receipt of necessary governmental approvals, must have been satisfied or waived at or prior to the Expiration Date. In certain circumstances, if Rare Medium waives any of the conditions described above, it may be required to extend the Expiration Date. Any determination by Rare Medium concerning the events described above will be final and binding on all parties."

         (23) The first sentence in the first paragraph of the section titled "Price Range of Shares" is hereby amended and restated to read as follows:

                     "The Common Stock is not listed on a national securities exchange or Nasdaq; however, price quotations for the Common Stock are available on the OTCBB."

Letter of Transmittal

         The information set forth in the Letter of Transmittal, which is incorporated by reference into Items 1, 2 and 4 of the Schedule TO, is hereby amended and supplemented as follows:

         (1) The last sentence in the second paragraph underneath the caption "Conditional Tender (See Instruction 14)" is hereby amended and restated to read as follows:

                     "All shares tendered by a stockholder subject to a conditional tender pursuant to this Letter of Transmittal or Notice of Guaranteed Delivery and regarded as withdrawn as a result of proration will be returned promptly after the Expiration Date."

         (2) The attestation in numbered paragraph 4 under the "Ladies and Gentlemen:" caption on page 6 is hereby amended and restated to read as follows:

                     "(4) the undersigned agrees to all of the terms of the offer."

         The Company will not rely upon or enforce this attestation in its unamended format in any Letter of Transmittal previously distributed to stockholders.

Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

         The cover page of the Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees is hereby amended by amending and restating the third sentence of the third paragraph of such cover page to read as follows:

                     "Shares not purchased in the offer will be returned promptly following the Expiration Date (as defined in Section 1 of the Offer to Purchase)."

Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

         The cover page of the Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees is hereby amended by amending and restating the third sentence of the third paragraph of such cover page to read as follows:

                     "Shares not purchased in the offer will be returned promptly following the Expiration Date (as defined in Section 1 of the Offer to Purchase)."

ITEM 12  Exhibits.

      (a)(1)(A)    Offer to Purchase dated March 13, 2003.+
      (a)(1)(B)    Form of Letter of Transmittal.+
      (a)(1)(C)    Form Notice of Guaranteed Delivery.+
      (a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.+
      (a)(1)(E)    Form of Letter to Clients for use by Brokers, Dealers,
                   Banks, Trust Companies and Other Nominees.+
      (a)(1)(F)    Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.+
      (a)(5)(A)    Press Release issued by the Company on March 13, 2003.+
      (b)          Not applicable.
      (d)(1) The Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference (SEC File No. 0-13865).
      (d)(2) Amended and Restated Securities Purchase Agreement, dated as of June 4, 1999, among Rare Medium Group, Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF/RRRR LLC, which was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 21, 1999, is hereby incorporated herein by reference.
      (d)(3) Restated Certificate of Incorporation of Rare Medium Group, Inc., which was filed as Exhibit 3.1.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.
      (d)(4) Certificate of Amendment to the Restated Certificate of Incorporation of Rare Medium Group, Inc., which was filed as Exhibit 3.1.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.
      (d)(5) Form of Series 1-A Warrant which was filed as Appendix C to the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference.

      (d)(6) Form of Series 2-A Warrant which was filed as Appendix D to the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference.
      (d)(7)       The Company's Solicitation/Recommendation Statement on
                   Schedule 14D-9 which was filed with the SEC on April 9, 2002, is hereby incorporated herein by reference (SEC File No. 0-13865).
      (d)(8) Investment Agreement among Rare Medium and the signatories thereto, dated as of April 2, 2002 which was filed as
                   Exhibit 99.2 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, is hereby incorporated herein by reference.
      (d)(9) Stipulation of Settlement in the matter of In Re Rare Medium Group, Inc. Shareholders Litigation, Consolidated C.A. No. 18879 NC which was filed as Exhibit 99.3 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, is hereby incorporated herein by reference.
      (g)          Not applicable.
      (h)          Not applicable.


---------------------

+ Previously filed.

                                  SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         RARE MEDIUM GROUP, INC.


                                         By: /s/ Robert C. Lewis
                                             ---------------------------
                                         Name:  Robert C. Lewis
                                         Title: Senior Vice President,
                                                General Counsel and Secretary

Date:  April 1, 2003

                               INDEX TO EXHIBITS


     Exhibit
     Number        Document
     ------        ---------

      (a)(1)(A)    Offer to Purchase dated March 13, 2003.+
      (a)(1)(B)    Form of Letter of Transmittal.+
      (a)(1)(C)    Form Notice of Guaranteed Delivery.+
      (a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.+
      (a)(1)(E)    Form of Letter to Clients for use by Brokers, Dealers,
                   Banks, Trust Companies and Other Nominees.+
      (a)(1)(F)    Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.+
      (a)(5)(A)    Press Release issued by the Company on March 13, 2003.+
      (b)          Not applicable.
      (d)(1) The Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference (SEC File No. 0-13865).
      (d)(2) Amended and Restated Securities Purchase Agreement, dated as of June 4, 1999, among Rare Medium Group, Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF/RRRR LLC, which was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 21, 1999, is hereby incorporated herein by reference.
      (d)(3) Restated Certificate of Incorporation of Rare Medium Group, Inc., which was filed as Exhibit 3.1.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.
      (d)(4) Certificate of Amendment to the Restated Certificate of Incorporation of Rare Medium Group, Inc., which was filed as Exhibit 3.1.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.
      (d)(5) Form of Series 1-A Warrant which was filed as Appendix C to the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference.
      (d)(6) Form of Series 2-A Warrant which was filed as Appendix D to the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference.
      (d)(7)       The Company's Solicitation/Recommendation Statement on
                   Schedule 14D-9 which was filed with the SEC on April 9, 2002, is hereby incorporated herein by reference (SEC File No. 0-13865).
      (d)(8) Investment Agreement among Rare Medium and the signatories thereto, dated as of April 2, 2002 which was filed as
                   Exhibit 99.2 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, is hereby incorporated herein by reference.

      (d)(9) Stipulation of Settlement in the matter of In Re Rare Medium Group, Inc. Shareholders Litigation, Consolidated C.A. No. 18879 NC which was filed as Exhibit 99.3 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, is hereby incorporated herein by reference.
      (g)          Not applicable.
      (h)          Not applicable.


---------------------

+ Previously filed.